SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on November 7, 2024.

By letter dated November 7, 2024, the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period (nine-month period)	in million ARS
	09/30/2024	09/30/2023
Results of the period (nine-month period)	(72,374)	244,016
Attributable to:
Shareholders of the controlling company	(39,562)	126,011
Non-controlling interest	(32,812)	118,005

2. Other comprehensive income for the period (nine-month period)	in million ARS
	09/30/2024	09/30/2023
Other comprehensive income for the period (nine-month period)	(18,177)	(20,385)
Attributable to:
Shareholders of the controlling company	(6.395)	(6,670)
Non-controlling interest	(11,782)	(13,715)

3. Total comprehensive income for the period (nine-month period)	in million ARS
	09/30/2024	09/30/2023
Total comprehensive income for the period (nine-month period)	(90,551)	223,631
Attributable to:
Shareholders of the controlling company	(45,957)	119,341
Non-controlling interest	(44,594)	104,290

4. Equity details	in million ARS
	09/30/2024	09/30/2023
Share Capital	596	586
Treasury shares	2	7
Comprehensive adjustment of capital stock and of treasury shares	228,534	228,463
Warrants	20,299	21,257
Share Premium	315,301	283,026
Premium for trading of treasury shares	(25,187)	(16,336)
Legal Reserve	30,787	21,865
Special Reserve (Resolution CNV 609/12)	147,618	147,618
Cost of treasury share	(2,987)	(10,399)
Conversion reserve	(14,872)	16,783
Reserve for securities issued by the Company acquisition	2,200	2,200
Reserve for future dividends Other reserves	30,943 1,697	- 27,933
Retained earnings	11,795	260,984
Shareholders’ Equity attributable to controlling company’s shareholders	746,726	983,987
Non-controlling interest	913,238	1,244,373
Total shareholder's equity	1,659,964	2,228,360

Pursuant to Article 63 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 598,639,142 (equivalent to 59,863,914 ADS, including treasury shares), divided into 596,355,320 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share and 2,283,822 non-endorsable nominative ordinary shares of Nominal Value 1 ARS each with the right to 1 vote each in registration process. Total shares outstanding is 596,764,229.

The Company's market capitalization as of September 30, 2024, was approximately USD 512.7 million (59,863,914 ADS with a price per ADS of USD 8.64).

As of September 30, 2024, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA) and Consultores Venture Capital Uruguay S.A.(CVCU), owns 230,771,688 shares, accounting for 38.67% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106.

In addition, we report that as of September 30, 2024, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA and CVCU, and the treasury shares, the remaining shareholders held 365,992,541 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 61.33% of the issued and subscribed capital stock.

It should be considered that in March 2021 the company increased its share capital by 90 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 90 million warrants were issued. The warrants expire on March 10, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “CRE3W” and on the NYSE under the symbol “CRESW”. As of today, the number of warrants outstanding is 84,261,280.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 704,409,020. We also inform that if the group of control were to exercise its warrants like the rest of the shareholders, its stake would increase by 46,192,546 ordinary shares, which would mean a 39.15% stake on the share capital, that is, 276,964,234 shares.

Below are the highlights for the nine-month period ended September 30, 2024:

●
Thenet result for the first quarter of fiscal year 2025 registered a loss of ARS 72,374 million, 129.7% lower than the one registered in the same period of 2024. This lower result is mainly explained by the loss due to changes in the fair value of IRSA investment properties.

●
The adjusted EBITDA for the period reached ARS 73,977 million, 68.0% higher than the same period in 2024. The agribusiness adjusted EBITDA was ARS 27,919 million and the Urban adjusted EBITDA (through IRSA), ARS 47,290 million.

●
The 2025 campaign is being developed with good weather conditions in the region, stable commodity prices and costs that are beginning to correct although they remain high compared to prices. We hope to plant approximately 303,000 hectares, 9% more than in the 2024 campaign.

●
During the quarter, we sold a fraction of Los Pozos farm in Argentina for USD 2.2 million and our subsidiary Brasilagro sold a fraction of its Alto Taquari farm for BRL 189.4 million.

●
On October 28, 2024, the Shareholders' Meeting approved the distribution of a cash dividend of ARS 45,000 million (dividend yield ~7%).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 7, 2024